SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. ___)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Torchlight Energy Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title and Class of Securities)

89102U103
(CUSIP Number)

August 14, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 89102U103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castleton Commodities Opportunities Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

2,039,122 (See Item 4)

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

2,039,122 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,039,122 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (See Item 4)

12	TYPE OF REPORTING PERSON

PN

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CUSIP No. 89102U103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castleton Commodities GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

2,039,122 (See Item 4)

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

2,039,122 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,039,122 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (See Item 4)

12	TYPE OF REPORTING PERSON

CO

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CUSIP No. 89102U103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castleton Commodities Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

2,039,122 (See Item 4)

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

2,039,122 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,039,122 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (See Item 4)

12	TYPE OF REPORTING PERSON

CO

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CUSIP No. 89102U103	Schedule 13G

Item 1(a).  Name of Issuer.

The name of the issuer is Torchlight Energy Resources, Inc., a Nevada corporation (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive offices are located at 5700 W. Plano Parkway, Suite 3600, Plano, TX 75093.

Item 2(a).  Name of Person Filing.

The names of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G (this “Statement”) are:

•	Castleton Commodities Opportunities Master Fund L.P. (“Fund”) with respect to the common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) beneficially owned by it.
•	Castleton Commodities GP Ltd. (“Castleton GP”) as the general partner of the Fund with respect to the Common Stock beneficially owned by the Fund.
•	Castleton Commodities Advisors LLC (“Castleton Advisors”), as the investment advisor to the Fund with respect to the Common Stock beneficially owned by the Fund.

Item 2(b).  Address of Principal Business Office or, if none, Residence.

The principal business office for each of the Reporting Persons is, 2200 Atlantic Street, Suite 800, Stamford, CT 06902-6834.

Item 2(c).  Citizenship.

Castleton Commodities Opportunities Master Fund L.P. and Castleton Commodities GP Ltd. are organized under the laws of the Cayman Islands. Castleton Commodities Advisors LLC is organized under the laws of Delaware.

Item 2(d).  Title of Class of Securities.

This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer.

Item 2(e).  CUSIP No.

The CUSIP Number of the Common Stock is 89102U103.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

The percentages used in this Item 4 are calculated based on 20,411,639 shares of Common Stock outstanding as disclosed by the Issuer on August 14, 2014.

Number of shares as to which person is deemed to have beneficial ownership:

(a)	Amount beneficially owned: 2,039,122
(b)	Percent of Class: 9.9%
(c)	(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 2,039,122

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 2,039,122

The Fund owns 860,000 shares of Common Stock. In addition, pursuant to the Warrant Agreement dated August 14, 2014, the Fund has the right to purchase 1,400,000 shares of common stock subject to a contractual restriction that limits the Fund’s

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CUSIP No. 89102U103	Schedule 13G

ability to exercise the warrant to the extent that after giving effect to any such exercise it would beneficially own more than 9.99% of the outstanding Common Stock.

Item 5.  Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of a Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

Not Applicable.

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CUSIP No. 89102U103	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014

CASTLETON COMMODITIES OPPORTUNITIES MASTER FUND L.P.
By:	Castleton Commodities GP Ltd., its General Partner
By: Castleton Commodities International, LLC, its sole shareholder

By:	/s/ Duane K. Duclaux
Name: Duane K. Duclaux
Title: Secretary

CASTLETON COMMODITIES GP LTD.
By: Castleton Commodities International, LLC, its sole shareholder

By:	/s/ Duane K. Duclaux
Name: Duane K. Duclaux
Title: Secretary

CASTLETON COMMODITIES ADVISORS LLC
By: Castleton Commodities International, LLC, its sole member

By:	/s/ Duane K. Duclaux
Name: Duane K. Duclaux
Title: Secretary

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CUSIP No. 89102U103	Schedule 13G

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1	Joint Filing Agreement among Castleton Commodities Opportunities Master Fund L.P., Castleton Commodities GP Ltd. and Castleton Commodities Advisors LLC.

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